SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended August , 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
August 8, 2012

DCC to buy BP's UK LPG business

BP announced today that DCC plc, the sales, marketing, distribution and business support services group, has agreed to buy its liquefied petroleum gas (LPG) distribution business in the UK.

BP is retaining its automotive LPG business which will move into BP's UK Fuels Value Chain, which runs the company's fuels business including service stations.

The total consideration payable by DCC is $63m (£40.5 m) on a cash free/debt free basis, to be satisfied in cash at completion.

BP's UK LPG business supplies a wide range of industrial, commercial and domestic customers with annual sales of approximately 87,000 tonnes of bulk and cylinder LPG. It has 116 employees and operates from 13 locations throughout the UK with a fleet of 62 delivery vehicles (haulage services are principally outsourced).

The sale of the UK business to DCC follows BP's announcement in February that it intended to sell its LPG bottles and tank-filling business, as well as some of its wholesale LPG activities, in the UK, Portugal, Austria, Poland, Netherlands, Belgium, Turkey, China, and South Africa.

Tufan Erginbilgic, BP chief operating officer, Refining and Marketing, said: "We believe DCC will be able to build on the good portfolio and business we have developed and grow the business further in the best interests of its customers and other stakeholders."

- ENDS -

Further information:
BP press office, London +44 (0)207 496 4076; bppress@bp.com

Cautionary Statement:
This release contains forward-looking statements, including statements with respect to the expected completion of BP's disposal of its liquefied petroleum gas distribution business in the UK; BP's intent with respect to future asset sales; and BP's development of fuels value chains; and other statements which are generally, but not always, identified by the use of words such as 'want', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ depending on a variety of factors, including the actions of counterparties; regulatory actions; general economic conditions; and other factors discussed in this release and in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

                                                                                                                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 August 2012

/s/ J. Bertelsen
...............................
J. Bertelsen
Deputy Company Secretary